SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2023

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

13/F, One International Finance Centre,
1 Harbour View Street, Central,
Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The following text is the text of an announcement released to the Stock Exchange of Hong Kong Limited on 3 October 2023 pursuant to rule 17.06A of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong (the "Listing Rules").

Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited and the Singapore Exchange Securities Trading Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

3 October 2023                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                       (Hong Kong Stock Code 2378)

GRANT OF SHARE OPTIONS

This announcement is made pursuant to Rule 17.06A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

Prudential plc ("Prudential") announces that on 1 October 2023, options were granted over a total of 344,367 new ordinary shares (the "Options") to certain non-employees under the Prudential International Savings-Related Share Option Scheme for Non-Employees (the "ISSOSNE") which was approved at the annual general meeting on 25 May 2023. A summary is set out below:

Date of grant	:	1 October 2023
Number of Options granted	:	344,367
Exercise price of the Options granted	:	GBP 7.75 per share, representing not less than 80% of the market value of the shares
Closing price of a Prudential GBP 0.05 ordinary share on the date of grant	:	GBP 8.88 per share
Exercise period of the Options granted	:	The Options are exercisable during the respective maturity periods, 1 December 2026 to 31 May 2027 or 1 December 2028 to 31 May 2029
Vesting period of the Options granted	:	The vesting period is 3 or 5 years from the date of grant.
Grants to service providers or related entity participants	:
ISSOSNE is designed to incentivise and retain individuals, such as insurance agents, who are not employees of Prudential or its subsidiaries (the "Group") but who are closely connected with the Group. The Board of Directors of Prudential is of the view that these grants will ensure Prudential's long term interests are aligned and the grantees will be motivated to contribute towards the Group's development.

The Options were granted to the following category of grantees:

Number of Options granted
Non-Employees	344,367
Total	344,367

None of the grantees of the Options is a director, chief executive or substantial shareholder of Prudential, nor an associate (as defined in the Listing Rules) of any of them.

As at the date of this announcement, the maximum number of shares available for future grant under the scheme mandate of the above plans and any other plans of Prudential is 205,531,402 and the service provider sublimit of the above plans and any other plans of Prudential is 39,621,514.

About Prudential plc
Prudential plc provides life and health insurance and asset management in 24 markets across Asia and Africa. Prudential's mission is to be the most trusted partner and protector for this generation and generations to come, by providing simple and accessible financial and health solutions. The business has dual primary listings on the Stock Exchange of Hong Kong (2378) and the London Stock Exchange (PRU). It also has a secondary listing on the Singapore Stock Exchange (K6S) and a listing on the New York Stock Exchange (PUK) in the form of American Depositary Receipts. It is a constituent of the Hang Seng Composite Index and is also included for trading in the Shenzhen-Hong Kong Stock Connect programme and the Shanghai-Hong Kong Stock Connect programme.

Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

https://www.prudentialplc.com/

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 03 October 2023

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Sylvia Edwards

Sylvia Edwards
Deputy Group Secretary